RECEIVED
FEB 28 2005
213
PROCESSING SECTION
WASH. D.C.

SECURI [barcode] ISSION

05036152

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 53700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Freeman & Co. Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

645 Fifth Avenue, 9th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fortino, FINOP (212) 830-6177
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Robert Fortino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Freeman & Co. Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL H. FOX
Notary Public, State of New York
No. [illegible]4976291
Qualified in [illegible] County
Certificate [illegible] New York County
Commission Expires Jan. 14, 2007

[signature]
Signature

MANAGING SHAREHOLDER + CEO
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREEMAN & CO. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

FREEMAN & CO. SECURITIES, LLC

CONTENTS

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3-4

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Freeman & Co. Securities, LLC

We have audited the accompanying statement of financial condition of Freeman & Co. Securities, LLC as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Freeman & Co. Securities, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 9, 2005

FREEMAN & CO. SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
Cash	$	530,265
Other assets		2,164
	$	532,429
LIABILITIES AND MEMBER'S EQUITY		
Liabilities, accrued expenses	$	9,500
Member's equity		522,929
	$	532,429

See accompanying notes to financial statements.

1. Nature of business

Freeman & Co. Securities, LLC, is a Delaware limited liability company and is wholly owned by Freeman & Co. LLC, (the "Sole Member"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and became a member of the National Association of Securities Dealers, Inc. (NASD) upon receiving its approval in April 2002. The Company's operations consist primarily of providing general strategic advice to corporations concerning mergers, acquisitions, divestitures, joint ventures, business strategy, strategic investments, and other corporate transactions.

2. Summary of significant accounting policies

Advisory Fees

Advisory fee revenues are recorded in accordance with the terms of the advisory fee agreements.

Income Taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, its Sole Member reports the Company's income or loss on its income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

4. Net capital requirement

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was approximately $521,000 which was approximately $516,000 in excess of its minimum requirement of $5,000.

5. Related party transactions

The Company has an Administrative Services Agreement (the "Agreement") with its Sole Member. The Agreement requires the Sole Member to provide all services required by the Company to operate its business, including but not limited to, office facilities and services, office equipment and technology.

Effective December 1, 2003, the Agreement provided that the Company reimburse its Sole Member for these services at the rate of $8,333 per month. In August 2004, the Company moved to a new location resulting in increases in operating expenses and the monthly reimbursement to the Sole Member, however, at December 31, 2004 no fixed monthly reimbursement had been agreed upon. The total amount of administrative service fees paid to the Sole Member in 2004 were $147,590. In addition, the Company is to reimburse its Sole Member for compensation of its personnel who are registered with the NASD based upon completed transactions for which fees have been received.

6. Concentration

The Company earned advisory fees from three clients that individually comprised greater than 10% of total revenues. Fees from these clients approximated $5,670,000 which accounted for 93% of revenues in 2004.